

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 16, 2006

Daniel V. Gulino
Senior Vice President & General Counsel
Ridgewood Energy Corporation
947 Linwood Avenue
Ridgewood, N.J. 07450

> **Re:** **Ridgewood Energy O Fund, LLC**
> **Form 8-K**
> **Filed August 15, 2006**
> **File Nos. 0-51924**

Dear Mr. Gulino:

We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comments.

Please amend your report to include all of the information require by Item 4.02(a) of Form 8-K. You should file your amendment as a Form 8-K/A with the Item 4.02 designation.

Item 4.02 Form 8-K Filed August 16, 2006

1. Please expand your disclosure to more fully describe the nature of the costs which you have indicated qualify as capital unproved property costs previously expensed.

2. We note your statement that, "Additionally, an offsetting entry will be made to unproved properties and due to operators for liabilities recorded incorrectly and identified as such subsequent to year end." Please more fully describe the facts and circumstances regarding this additional error and quantify the impact on your financial statements.

You should file an amendment to the Form 8-K in response to these comments on or before five business days from date of letter.

If your have any questions, please call Jon Duersch at (202) 551-3719.

Sincerely,

Jill S. Davis
Branch Chief